The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

July 12, 2007
Mr. Matt Franker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3749
Fax: (202) 772-9368

Re:  Pediatric Prosthetics, Inc.
Registration Statement on Form SB-2
File No. 333-140554

Dear Mr. Franker:

In response to your comments to us via telephone on July 12, 2007, Pediatric Prosthetics, Inc. (the “Company,” “Pediatric,” “we,” and “us”) has suggested the attached changes and revisions to its Registration Statement filing, to clarify the status of its outstanding shareholder loans and the prior history of the Company (changes are underlined):

PART I - INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS SUMMARY

The following summary highlights material information found in more detail elsewhere in the Prospectus. It does not contain all of the information you should consider. As such, before you decide to buy our common stock, in addition to the following summary, we urge you to carefully read the entire Prospectus, especially the risks of investing in our common stock as discussed under "Risk Factors." In this Prospectus, the terms "we," "us," "our," "Company," and "Pediatric" refer to Pediatric Prosthetics, Inc., an Idaho corporation, "Common Stock" refers to the common stock, par value $0.001 per share, of Pediatric Prosthetics, Inc.

We are engaged in the custom fitting and fabrication of custom made prosthetic limbs for both upper and lower extremities to infants and children throughout the United States. We buy manufactured components from a number of manufacturers and combine those components to fabricate custom measured, fitted and designed prosthetic limbs for our patients. We also create "anatomically form-fitted suspension sockets" that allow the prosthetic limbs to fit comfortably and securely with each patient's unique residual limb. These suspension sockets must be hand crafted to mirror the surface contours of a patient's residual limb, and must be dynamically compatible with the underlying bone, tendon, ligament, and muscle structures in the residual limb. We currently employ five employees, including three licensed prosthetists and have fifteen (15) consulting contracts with our host prosthetic providers ("Host Affiliates"), which have facilities in various locations in nineteen states. These consulting agreements allow us to utilize the Host Affiliate's patient-care facilities and billing personnel to aid us in fitting and fabricating custom-made artificial limbs and provide related care and training in multiple geographic locations.

We generate an average of approximately $8,000 of gross profit per fitting of the prosthetics devices, however, the exact amount of gross profit we will receive for each fitting, will depend on the exact mix of arms versus legs fitted and the number of re-fittings versus new fittings. We are accredited by the Texas Department of Health as a fully accredited prosthetics provider. We began operations as a fully accredited prosthetic facility on March 18, 2004. We have a website at www.kidscanplay.com, which contains information which we do not desire to be incorporated by reference into this filing.

In April 2006, we borrowed $50,000 from a shareholder, Peter Kertes, and issued a promissory note and warrants in connection with such loan. The promissory note bears interest at the rate of 12% per annum, and was due and payable on September 29, 2006, which due date has since been extended to May 29, 2007, but which has not been further extended and/or paid as of the date of this Prospectus. As a result, the full amount of this loan remains outstanding as of the filing of this Registration Statement and such loan is in default. This loan is also convertible into an aggregate of 1,428,571 shares of common stock at the rate of one share for each $0.035 owed. Mr. Kertes also received as consideration for the $50,000 promissory note, 1,428,571 warrants, which are exercisable for shares of common stock at an exercise price of $0.045 per share, and which expire if unexercised on May 22, 2008.

On May 30, 2006, we entered into a Securities Purchase Agreement, with various third parties (the "Purchasers") to sell an aggregate of $1,500,000 in Callable Secured Convertible Notes, which bear interest at the rate of 6% per annum (the "Debentures," the “Notes” or the “Convertible Notes”), of which an aggregate of $600,000 in Debentures was sold to the Purchasers on May 30, 2006, an aggregate of $400,000 in Debentures was sold to the Purchasers in February 2007, and the remaining $500,000 is to be sold upon the date this registration statement is declared effective by the SEC, assuming such Registration Statement is declared effective with the SEC. The Debentures are convertible into shares of our common stock at a 50% discount to the average of the lowest three trading days which our common stock trades on the market or exchange which it then trades over the most recent twenty (20) day trading period, ending one day prior to the date a conversion notice is received (the “Conversion Price”). In connection with the sale of the Debentures, we issued the various third party Purchasers, Stock Purchase Warrants to purchase an aggregate of 50,000,000 shares of our common stock at an exercise price of $0.10 per share, which warrants expire if unexercised on May 30, 2013.

HISTORY OF THE COMPANY

Pediatric Prosthetics, Inc. (“we,” “us,” and the “Company”) was formed as an Idaho corporation on January 29, 1954, under the name Uranium Mines, Inc. From January 1954 onward, we experienced various restructurings and name changes, including a name change effective March 9, 2001, to Grant Douglas Acquisition Corp. From approximately February 6, 2001, until the date of the Exchange (defined below) we had been a non-operating, non-reporting, corporate shell, without assets or operations, but had traded our common stock on the Pinksheets under the symbol "GDRG,"

On October 10, 2003, a separate Texas corporation Pediatric Prosthetics, Inc. ("Pediatric Texas"), entered into an acquisition agreement with us, whereby Pediatric Texas agreed to exchange 100% of its outstanding stock for 8,011,390 shares of our common stock and 1,000,000 shares of our Series A Convertible Preferred Stock (the "Exchange"). Prior to the Exchange, Pediatric Texas had limited operations, consisting solely of hiring Dan Morgan, our current Vice President and Chief Prosthetist, and seeking a merger and/or acquisition candidate, which was eventually affected in connection with the Exchange.

In connection with the Exchange, the shareholders of Pediatric Texas (who became our shareholders subsequent to and in connection with the Exchange) agreed to assume $443,632 in liabilities related to the assumption of a $350,000 convertible note and $93,632 of accrued interest on such note that was held by us prior to the Exchange. From November 2003 through June of 2005 we repaid $148,955 of note principal through the issuance of common stock with a fair market value of $2,688,734 and recognized a $2,539,779 loss on extinguishment of debt. During the year ended June 30, 2006, we negotiated the extinguishment of the remaining convertible note of $201,045 and accrued interest of $139,754 for a one time cash payment of $30,000 and recognized a gain on extinguishment of debt of $310,799.

Following the Exchange, we remained as the surviving accounting entity and adopted a name change from Grant Douglas Acquisition Corp. to Pediatric Prosthetics, Inc. on October 31, 2003. We entered into the Exchange to acquire an operating business in the form of Pediatric Texas, and the shareholders of Pediatric Texas entered into the Exchange to obtain a shell company in which to place the operations of Pediatric Texas, and to trade such resulting company’s common stock on the Pinksheets (Note: effective May 25, 2007, our common stock has been quoted on the OTCBB under the symbol “PDPR.”).

Loan Agreements

On March 1, 2006, and March 21, 2006, we entered into two separate loans for $17,500, with two shareholders to provide us with an aggregate of $35,000 in funding. The loans bear interest at the rate of 12% per annum until paid. Both loans became due in May 2006, but have since been verbally extended to May 2007, but which have not been further extended and/or repaid (other than as described below) as of the date of this Prospectus. In December 2006, $10,000 was repaid on one of the loans, leaving $25,000 outstanding under the loans as of the date of this report. Additionally, the remaining $25,000 owed pursuant to the loans are convertible into an aggregate of 714,286 shares of our common stock, with each $0.035 of each outstanding loan being able to convert into one share of our common stock. The full remaining amount of these loans remains outstanding as of the filing of this Prospectus and these loans are in default.

In April 2006, we borrowed $50,000 from a shareholder of the Company and issued a promissory note and warrants in connection with such loan. The promissory note bears interest at the rate of 12% per annum, and was due and payable on September 29, 2006, which date has since been extended until May 29, 2007, but which has not been further extended and/or paid as of the date of this Prospectus. The full remaining amount of this loan remains outstanding as of the filing of this Prospectus and such loan is in default. This loan is also convertible into an aggregate of 1,428,571 shares of common stock at the rate of one share for each $0.035 owed. The shareholder also received as consideration for the $50,000 promissory note, 1,428,571 warrants, which are exercisable for shares of common stock at an exercise price of $0.045 per share, and which expire on May 22, 2008.

Service Agreement with Stock Enterprises

In May 2006, we entered into a services agreement with Stock Enterprises, a privately held financial and investor relations services firm ("Stock"), whereby Stock agreed to provide us investor relations services on a non-exclusive basis for the period of one (1) year, and agreed to issue Stock 2,000,000 restricted shares of our common stock, which shares were issued in May 2007.

May 2006 Securities Purchase Agreement

On May 30, 2006 (the "Closing"), we entered into a Securities Purchase Agreement ("Purchase Agreement") with AJW Partners, LLC; AJW Offshore, Ltd.; AJW Qualified Partners, LLC; and New Millennium Capital Partners II, LLC (each a "Purchaser" and collectively the "Purchasers"), pursuant to which the Purchasers agreed to purchase $1,500,000 in convertible debt financing from us. Pursuant to the Securities Purchase Agreement, we agreed to sell the investors $1,500,000 in Callable Secured Convertible Notes (the "Debentures," the “Notes” or the “Convertible Notes”), which are to be payable in three tranches, $600,000 of which was received by the Company on or around May 31, 2006, in connection with the entry into the Securities Purchase Agreement; $400,000 which was received in February 2007, upon the filing of this registration statement to register shares of common stock which the Debentures are convertible into as well as the shares of common stock issuable in connection with the exercise of the Warrants (defined below); and $500,000 upon the effectiveness of this registration statement. The Debentures are convertible into our common stock at a 50% discount to the average of the lowest three trading days which our common stock trades on the market or exchange which it then trades over the most recent twenty (20) day trading period, ending one day prior to the date a conversion notice is received (the “Conversion Price”). Additionally, in connection with the Securities Purchase Agreement, we agreed to issue the Purchasers warrants to purchase an aggregate of 50,000,000 shares of our common stock at an exercise price of $0.10 per share (the "Warrants"). We originally agreed to register all of the shares of common stock which the Debentures are convertible into and the shares of common stock which the Warrants are exercisable for; however, pursuant to the Second Waiver of Rights Agreement, described below, the Purchasers agreed to amend the terms of the Registration Rights Agreement such that we are only required to register 9,356,392 shares underlying the Debentures on this Form SB-2 registration statement. We secured the Debentures pursuant to the Security Agreement and Intellectual Property Security Agreement, described below.

ANALYSIS OF TRADE ACCOUNTS PAYABLE TRENDS

	MARCH 31,	MARCH 31,	JUNE 30,	JUNE 30,
	2007	2006	2006	2005

Trade accounts payable	$131,451	$153,949	$143,167	$89,280

Accrued liabilities	$249,954	$66,280	$257,680	$183,791

Accounts payable have grown with the increase in our business and include a substantial amount of professional fees related to our SEC filings. Accrued liabilities include accrued salaries and accrued stock based compensation, and as with accounts payable, the balance of accrued liabilities has increased based on the growth of our business. Timely payment of accounts payable and accrued liabilities will require that we raise additional debt or equity funding in the near term.

In April 2006, we borrowed $50,000 from a shareholder of the Company, and issued that individual a promissory note and warrants in connection with such loan. The promissory note bears interest at the rate of 12% per annum, and was due and payable on September 29, 2006, which date has since been extended until May 29, 2007, but which has not been further extended and/or paid as of the date of this Prospectus. The full remaining amount of this loan remains outstanding as of the filing of this Prospectus and such loan is in default. The shareholder has the option to convert this loan into 1,428,571 shares of our common stock at the rate of one share for each $0.035 then owed. The shareholder also has 1,428,571 outstanding warrants to purchase shares of our common stock at an exercise price of $0.045 per share, which warrants expire if unexercised on May 22, 2008.

On March 1, 2006, and March 21, 2006, we entered into two separate loans for $17,500, with two separate shareholders to provide us with an aggregate of $35,000 in funding. The loans bear interest at the rate of 12% per annum until paid. Both loans became due in March 2007, but have since been verbally extended to May 2007, but which have not been further extended and/or repaid (other than as described below) as of the date of this Prospectus. In December 2006, $10,000 was repaid on one of the loans, leaving $25,000 outstanding under the loans as of the date of this report. Additionally, the remaining $25,000 owed pursuant to the loans are convertible into an aggregate of 714,286 shares of our common stock, with each $0.035 of each outstanding loan being able to convert into one share of our common stock. The full remaining amount of these loans remains outstanding as of the filing of this Prospectus and such loans are in default.

In May 2006, we entered into a Securities Purchase Agreement with certain third parties to provide us $1,500,000 in convertible debt financing (the "Purchase Agreement"). Pursuant to the Purchase Agreement, we agreed to sell the investors an aggregate of $1,500,000 in Convertible Debentures, which are to be payable in three tranches, $600,000 upon signing the definitive agreements on May 30, 2006, which are due May 30, 2009, $400,000 upon the filing of our original Registration Statement filing, which Registration Statement we filed on February 9, 2007, and which Convertible Debentures we sold shortly thereafter, and $500,000 upon the effectiveness of this Registration Statement. The Convertible Debentures are to be convertible into shares of our common stock at a discount to the then trading value of our common stock. Additionally, in connection with the Securities Purchase Agreement, we agreed to issue the third parties warrants to purchase an aggregate of 50,000,000 shares of our common stock at an exercise price of $0.10 per share (the "Warrants").

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

On May 25, 2007, our common stock was approved to trade on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol “PDPR” and prior to that date, our common stock had traded on the “pink sheets.” However, the fact that our securities have historically had limited and sporadic trading on the pink sheets, and has only recently been approved for trading on the OTCBB, does not by itself constitute a public market, and as such, historical price quotations relating to trades in our stock on the pink sheets (and as of May 25, 2007, the OTCBB) have not been included in this registration statement

As of July 9, 2007, there were 100,274,889 shares of common stock outstanding held by approximately 450 stockholders of record, including approximately 50,297,486 restricted shares of common stock outstanding, of which approximately 47,592,488 shares of restricted common stock had been held for at least one year and were eligible to be sold pursuant to Rule 144, assuming the other requirements of Rule 144 are met in connection with such sales.

Yours very truly,

/s/ John S. Gillies
John S. Gillies
Associate